BUFFALO GOLD LTD.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS
THREE MONTH PERIOD ENDED JUNE 30, 2004

The following discussion and analysis, prepared as of August 27, 2004, should be read together with the unaudited consolidated financial statements for the six-month period ended June 30, 2004 and the related notes, which are prepared in accordance with the Canadian generally accepted accounting principles. The attached financial statements have not been reviewed by an external firm of accountants. All amounts are stated in Canadian dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the year ended December 31, 2003 and 2002, and the management discussion and analysis for those years.

Management's discussion and analysis contains certain forward-looking statements related to, among other things, expected future events and the financial and operating results of the Company. Forward-looking statements are subject to inherent risks and uncertainties including, but not limited to, market and general economic conditions, changes in regulatory environments affecting the Company's business and the availability and terms of financing. Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR.

BUSINESS OF THE COMPANY

The Company is in the business of the acquisition, exploration, exploration management, development and sale of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit. At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations. The Company does not currently have any producing properties and is currently reviewing mineral properties for potential acquisition. During and after the quarter ended June 30, 2004, the Company was primarily engaged in seeking to acquire a mineral property of merit in addition to attempting to obtain financing to permit the continued exploration of its Alberta diamond properties.

SELECTED ANNUAL AND QUARTERLY INFORMATION

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	December 31
	2003	2002	2001
Revenues	$ -	$ -	$ -
Loss before discontinued operations and extraordinary items	(960,375)	(3,880,850)	(909,491)
Net loss	(960,375)	(3,880,880)	(909,491)
Net loss per share, basic and diluted	(0.28)	(1.42)	(0.04)
Total assets	47,490	169,865	3,086,630
Long term financial liabilities	-	-	-
Cash dividends declared	-	-	-

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Quarter Ended	Revenue	Net Income (Loss)	Income (Loss) per Share
June 30, 2002	$ -	$ 53,642	$ 0.03
September 30, 2002	-	(9,872)	-
December 31, 2002	-	3,010,274	(1.46)
March 31, 2003	-	(137,930)	(0.04)
June 30, 2003	-	(165,850)	(0.05)
September 30, 2003	-	(310,335)	(0.08)
December 31, 2003	-	(346,260)	(0.09)
March 31, 2004	-	22,817	0.01
June 30, 2004	-	(37,968)	(0.01)

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At the end of 2002, the Company re-evaluated its Alberta diamond properties and wrote off $2.8 million of accumulated costs. In 2003, the Company evaluated gold properties in China and incurred due diligence and fundraising costs associated with those properties. The Chinese gold property initiatives did not move forward due to difficulties securing property rights and the Company is once again evaluating new opportunities. In the first quarter of 2004, the Company reached an agreement to recover evaluation and due diligence costs incurred in 2003, resulting in a modest net income. The Company returned to a loss position in the next quarter and does not expect to generate net profits in the foreseeable future.

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

In the quarter ended June 30, 2004, the Company incurred expenses of $31,149 supporting its operations, down from $165,851 for the three months ended June 30, 2003. The Company was much less active on exploration and fundraising activities in the second quarter of this year and accordingly incurred fewer expenses. Most expenses were significantly lower, with consulting fees down from $84,000 to $7,500, exploration costs down from $47,789 to nil and professional fees down from $15,494 to $9,290. Expenses decreased from the $72,159 recorded in the first quarter of 2003 as the company scaled back its activities following the termination of the Company's activities in China.

The Company's management expects that expenses for the third quarter may increase over those for the second quarter as the Company is currently evaluating prospective opportunities. If the prospective opportunities look promising, exploration and other costs could increase to historic levels.

The Company incurred interest expense of $9,128 on loans payable. This is a recurring expense expected to continue until the loan is paid out.

In 2003, the Company entered into an agreement to acquire an interest in certain gold properties in the People's Republic of China from Terrawest Resource Holdings Ltd. The Company conducted property evaluations and due diligence in 2003. In March 2004, the agreement effectively ended when Terrawest received a notice from its Chinese partners terminating Terrawest's underlying agreement on the subject properties. The Company agreed to abandon any claim against Terrawest in consideration of Terrawest and its principals providing two joint and several promissory notes totalling $100,000. The promissory notes, each for $50,000, fell due on July 30, 2004 and December 31, 2004 respectively and bear interest at the rate of 10% per year after their due dates. The present value of these promissory notes was $94,955 at the date of issue and this amount was recognized as a recovery of property evaluation and due diligence costs in the three months ended March 31, 2004. The Company collected $50,000 on July 30, 2004 and recognized interest of $2,309 in the second quarter, being the implicit interest earned from the date of issue to June 30, 2004.

The net loss for the quarter ended June 30, 2004 was $37,968 or $0.01 per share as compared with a net loss for the quarter ended June 30, 2003 of $165,850 or $0.05 per share.

At March 31, 2004, the Company had total assets of $112,530 as compared to $47,490 at December 31, 2003. This increase is due primarily to the Terrawest notes receivable ($97,264) less receivables collected in the period. The Company's operations in the three months ended June 30, 2004 were primarily financed by creditors. On a net basis, operations consumed cash of $7,239 compared to $111,306 in the comparative quarter.

In February 2004, the Company received $44,167 in respect of a planned exercise of share purchase warrants. The share subscription did not complete and the funds were returned to the subscriber in April 2004, resulting in financing activities using cash of $44,167 in the quarter.

In aggregate, the company used cash of $51,406 in the quarter and had a cash balance of $8,798 at June 30, 2004. In August 2004, the Company arranged, subject to regulatory approval, a non-brokered private placement of 3,000,000 common shares at a price of US$0.05 per share to generate net proceeds of US$150,000. These funds, in conjunction with the note receivable of $50,000 that was realized, will be used to reduce accounts payable, finance general and administrative expenses and finance due diligence costs on potential acquisitions

TRANSACTIONS WITH RELATED PARTIES

During the quarter ended June 30, 2004, the Company accrued amounts to parties not at arm's length with the Company consisting of $7,500 in consulting fees to a company controlled by an officer of the company.

LIQUIDITY AND CAPITAL RESOURCES

The Company's exploration activities have been funded through the sale of share capital and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There are however no assurances that such financings can continue to be obtained by the Company and the failure to obtain such financing would result in the curtailment of exploration activities until such financing is obtained.

The Company will require additional financing during the current fiscal year to continue its operations and exploration. Apart from collection of notes receivable and the planned private placement discussed above, the Company is not aware of any trends, commitments or events that may affect its liquidity in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of raising additional funds through private placements and its continuing exploration programs on its Alberta diamond properties, and on additional opportunities being sought.

INVESTOR RELATIONS ACTIVITIES

The Company handles investor relations activities internally by assigning various duties to officers and directors. These duties consist primarily of responding to enquiries from the Company's shareholders and the public, distribution of news and information about the Company and other developments in the resource industry, preparation for and attendance at industry conferences, increasing the Company's shareholder base and assisting in raising any capital which the Company might require.